January 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Patrick Fullem
Jennifer Angelini

Re:	Blue Star Foods Corp.
Registration Statement on Form S-1
Filed January 19, 2024
File No. 333-275955

Dear Sirs and Madams:

On behalf of Blue Star Foods Corp., a Delaware corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated January 22, 2024, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on January 19, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1 filed January 19, 2024

General

1.	We note Exhibit 5.1 appears to cover warrants to purchase up to 435,035 shares of common stock. We note the registration statement covers 435,035 shares of common stock issuable upon the exercise of warrants. Please revise or advise.

Response: The Amended Registration’s exhibit 5.1 has been revised in accordance with the comments of the Staff.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

THE CRONE LAW GROUP P.C.

By:	/s/ Joseph Laxague
Joseph Laxague, Esq.

cc:	John Keeler